SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                      TOTAL ENTERTAINMENT RESTAURANT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89150E 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 --------------


                  Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                  / /      Rule 13d-1(b)
                  / /      Rule 13d-1(c)
                  /X/      Rule 13d-1(d)


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP 89150E  10  0                    13G          Page 2 of 5 Pages
---------------------------------              ---------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                              Thomas A. Hager
--------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States of America
--------------------------------------------------------------------------------
  NUMBER OF         5         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                       743,933(1)
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                    6         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    7         SOLE DISPOSITIVE POWER

                                    743,933(1)

                ----------------------------------------------------------------
                    8         SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       743,933(1)
--------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       7.1%(2)
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                       IN
================================================================================

--------
(1) Includes (i) 72,000 shares held by Mr. Hager, as custodian, for the benefit of his two minor children, (ii) 3,333 shares of Common Stock issuable upon exercise of options held by Mr. Hager and (iii) 326,800 shares of Common Stock held by Mr. Hager's wife, of which Mr. Hager disclaims beneficial ownership.

(2) Based on 10,415,000 total shares outstanding as of October 24, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 8, 1998.

---------------------------------              ---------------------------------
CUSIP 89150E  10  0                    13G          Page 3 of 5 Pages
---------------------------------              ---------------------------------


ITEM 1(A).        NAME OF ISSUER:

                  TOTAL ENTERTAINMENT RESTAURANT CORP.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  9300 Central Avenue, Suite 100
                  Wichita, Kansas 67278

ITEM 2(A).        NAME OF PERSON FILING:

                  Thomas A. Hager (the "Reporting Person")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  13900 Conlan Circle, Suite 240
                  Charlotte, NC  28277

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                  89150E 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)   Amount beneficially owned: 743,933(1)



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CUSIP 89150E  10  0                    13G          Page 4 of 5 Pages
---------------------------------              ---------------------------------


                  (b)   Percent of class: 7.1%
                  (c)   Number of shares as to which  such  person  has:
                        (i)  Sole power to vote or to direct to vote: 743,933(1)
                        (ii) Shared power to vote or to direct the vote:  -0-
                        (iii)Sole power to dispose or to direct the  disposition
                             of:  743,9331
                        (iv) Shared  power to dispose or to direct the
                             disposition of: -0-

____________________
        (1) Includes (i) 72,000 shares held by Mr. Hager, as custodian for the benefit of his two minor children, (ii) 3,333 shares of Common Stock issuable upon exercise of options held by Mr. Hager and (iii) 326,800 shares of Common Stock held by Mr. Hager's wife, of which Mr. Hager disclaims beneficial ownsership.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

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CUSIP 89150E  10  0                    13G          Page 5 of 5 Pages
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                                    SIGNATURE




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999




                                             /s/ Thomas A. Hager
                                             -----------------------------------
                                             Thomas A. Hager